December 21, 2007	Mark C. Amorosi D: 202.778.9351 F: 202.7789100 mark.amorosi@klgates.com

VIA EDGAR

Ms. Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of
The 787 Fund, Inc. (File No. 811-22041)

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on November 30, 2007 concerning the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) of The 787 Fund, Inc. (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2007 and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses, which will be reflected in a Definitive Proxy Statement on Schedule 14A that will be filed with the SEC. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement.

PROPOSAL 1 – APPROVAL OF THE NEW ADVISORY AGREEMENT BETWEEN AXA ENTERPRISE MERGERS AND ACQUISITIONS FUND AND GABELLI FUNDS, LLC

1.	Disclosure regarding Existing Advisory Agreement

(a)	Please disclose the date of the Existing Advisory Agreement and the date it was last submitted to shareholders for approval. See Item 22(c)(1)(i) of Schedule 14A.

The Company will make the requested change.

Linda Stirling

December 21, 2007

(b)	Please disclose the date that the Existing Advisory Agreement terminated and describe the circumstances of such termination. See Item 22(c)(1)(vi) of Schedule 14A.

The Company will not make the requested change because the Existing Advisory Agreement has not yet terminated. However, the Company will revise the relevant disclosure to clarify that the Existing Advisory Agreement will be terminated in connection with the consummation of the Transaction and the transfer of advisory responsibilities to Gabelli Funds.

PROPOSAL 2 – ELECTION OF A BOARD OF DIRECTORS

1.	Board Meetings

In the second full paragraph after the table regarding the proposed nominees to the board, please clarify that the disclosure regarding the number of board meetings for the last fiscal year relates to the current board of directors.

The Company will make the requested change.

2.	Committees of the Board

Please revise the disclosure in this section to differentiate between the current committees of the board and the future committees of the board. In particular, please revise the first two paragraphs on page 18 to clarify whether the disclosure relates to the current Nominating and Compensation Committee or any such future committee. In addition, please clarify whether the new board will have the same committees with the same responsibilities as the current board.

The Company will make the requested change.

Linda Stirling

December 21, 2007

3.	Shareholder Communications to the Board

In the first full paragraph after the table entitled “Director Ownership of Fund Shares,” please clarify that the disclosure relates to the current board of directors and include information regarding shareholder communications to the future board of directors.

The Company will make the requested change.

*    *    *    *    *

Should you have any further comments on these matters, or any questions, please contact Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Andrea Ottomanelli Magovern, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP